

February 27, 2009

By U.S. Mail

Lori A. Gwizdala
Chief Financial Officer
Chemical Financial Corporation
333 East Main Street
Midland, MI 48640

   Re: Chemical Financial Corporation
     Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
     Filed February 26, 2009
     File No. 000-08185

Dear Ms. Gwizdala:

   We have completed our limited review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

            Sincerely,

            Kate McHale
            Staff Attorney